July 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blueport Acquisition Ltd – Withdrawal of Acceleration Request
Registration Statement on Form S-1
File No. 333-288356 (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 9, 2025, in which we, as representative of the several underwriters, joined in the request of Blueport Acquisition Ltd (the “Company”) for acceleration of the effectiveness of the above-named Registration Statement to July 14, 2025 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Acting severally on behalf of itself and the several underwriters

A.G.P./Alliance Global Partners

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director